GUARANTY AGREEMENT EXHIBIT 4.14

THIS AGREEMENT, dated November 28, 2000, by **ASSOCIATED ESTATES REALTY CORPORATION**, an Ohio corporation ("Guarantor"), in favor of **SOUTHTRUST BANK**, an Alabama state banking corporation ("Bank").

R E C I T A L S

AERC DPF Phase II, LLC, a Delaware limited liability company ("Borrower"), has requested that Bank loan to Borrower the sum of $30,000,000 (the "Loan"), to be evidenced by a Promissory Note of even date herewith payable by Borrower to Bank (the "Promissory Note"), and such other documents and instruments as are more particularly described in the Promissory Note. As a condition to making the Loan, Bank has required that Guarantor guarantee the Loan, on the terms and conditions set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals, as an inducement to Bank to make the Loan to Borrower, and as security for the payment of the Loan (principal, interest and agreed charges) and the Promissory Note evidencing the Loan, all renewals and extensions of the Loan, all other indebtedness now existing and hereafter incurred by Borrower to Bank in connection with the Loan and all renewals and extensions thereof, and all obligations of Borrower under the Construction Loan Agreement, Deed to Secure Debt and the Assignment (collectively, the "Security Documents") (the Loan and all other indebtedness and liabilities secured hereby being hereinafter called "Obligations"), Guarantor agrees, covenants and represents as follows:

1. As used herein, the following terms shall have the following meanings:

"Completion Date" means the date upon which the Project has been completed, on a Lien-Free basis, substantially in accordance with plans and specifications approved by Bank, as evidenced by Bank's review and approval of certificates of occupancy (or the jurisdictional equivalent) for all units at the Project, the certificate of substantial completion from the Project architect, and lien waivers from any subcontractors requested by Bank.

"Debt Service" means principal and interest which would be payable for the coming year on the Loan, if the outstanding principal balance of the Loan were payable in 360 level installments of principal and interest, with interest at an assumed fixed interest rate equal to the greater of (a) the Floating Rate then in effect or (b) 8-1/2%.

762832.3

"First Guaranty Reduction Date" means the first date, during either the First Extension Term or the Second Extension Term, that all of the following conditions have been satisfied:

(a)   Borrower has requested, in writing, that the liability of Guarantor be reduced, as provided in Section 3(a) of this Agreement;

(b)   The Completion Date has occurred;

(c)   Net Operating Income equals at least 100% of Debt Service; and

(d)   No ongoing and uncured Default then exists.

"Net Operating Income" means annualized gross income from the Project, derived from written leases, at least 85% of which are for terms of at least twelve months, and all of which are for terms of at least six months, less expenses determined on an annualized basis and including a reserve for capital expenditures equal to $150 per unit.

"Release Date" means the first date that all of the following conditions have been satisfied:

(a)   Borrower has requested, in writing, that Guarantor be released from further liability hereunder, as provided in Section 3(c) of this Agreement;

(b)   The Second Guaranty Reduction Date has occurred;

(c)   Net Operating Income, for a period of six (6) consecutive months, equals at least 130% of Debt Service;

(d)   There is no material adverse trend in occupancy at the Project;

(e)   The outstanding principal amount of the Loan does not exceed 65% of the value of the Project, as established by a current appraisal of the Project, conducted at Borrower's expense by an appraiser engaged by Bank and conducted in accordance with Bank's then-current Appraisal Requirements); and

(f)   No ongoing and uncured Default then exists.

"Second Guaranty Reduction Date" means the first date that all of the following conditions have been satisfied:

(a)   Borrower has requested, in writing, that the liability of Guarantor be reduced, as provided in Section 3(b) of this Agreement;

(b)   The First Guaranty Reduction Date has occurred;

(c)   Net Operating Income, for a period of three (3) consecutive months, equals at least 120% of Debt Service;

(d)   There is no material adverse trend in occupancy at the Project; and

(e)   No ongoing and uncured Default then exists.

Capitalized terms not otherwise defined herein shall have the meanings given in the Promissory Note.

2.   Guarantor, subject to the limitations and reductions of liability otherwise provided herein, guarantees to Bank the due, regular and punctual payment of the Obligations. Further, Guarantor guarantees the payment of all costs, reasonable attorneys' fees or expenses which may be incurred by Bank by reason of a Default of Borrower under the Obligations.

In the event of any Default by Borrower in the payment of the Obligations, Guarantor unconditionally promises to pay to Bank such amounts as are necessary to cure the Default, or, at the option of Bank, Guarantor agrees to pay the entire indebtedness owed Bank by Borrower at the time of Default.

This guaranty is an unconditional guaranty. Guarantor agrees that Bank, in the event of a Default of Borrower, shall not be required to assert any claim or cause of action against Borrower before asserting any claim or cause of action against Guarantor under this Agreement. Furthermore, Guarantor agrees that Bank shall not be required to pursue or foreclose on any collateral that it may receive from Borrower, Guarantor or others as security for any Obligations before making a claim or asserting a cause of action against Guarantor under this Agreement.

The failure of Bank to perfect any portion of its security interest, or to maintain perfection of its security interest, in the collateral as set forth in the Security Documents or any other collateral now or hereafter securing all or any part of the Obligations, shall not release Guarantor from its liabilities and obligations hereunder.

Notice of acceptance of this Guaranty and of any Default by the Borrower is hereby waived by Guarantor. Presentment, protest, demand, and notice of protest and demand of any and all collateral, and of the exercise of possessory remedies or foreclosure on any and all collateral received by Bank from Borrower or Guarantor are hereby waived.

This guaranty shall not be affected, modified, or impaired by the voluntary or involuntary liquidation, dissolution, sale or other disposition of all or substantially all of the assets, marshalling of assets and liabilities, receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, arrangements, composition with creditors or readjustment of, or other similar proceedings affecting Borrower or Guarantor, or any of the assets belonging to either or both of them, nor shall this guaranty be affected, modified or impaired by the invalidity of the Promissory Note, the Security Documents or any other document executed by Borrower or Guarantor in connection with the Loan.

Without notice to Guarantor, without the consent of Guarantor, and without affecting or limiting Guarantor's liability hereunder, Bank may:

(a)   grant Borrower extensions of time for payment of the Obligations or any part thereof;

(b)   renew any of the Obligations;

(c)   grant Borrower extensions of time for performance of agreements or other indulgences;

(d)   at any time release any or all of the collateral held by Bank as security for the Obligations;

(e)   compromise, settle, release, or terminate any or all of the obligations, covenants, or agreements of Borrower under the Promissory Note or the Security Documents; or

(f)   modify or amend any obligation, covenant or agreement of Borrower set forth in any one or more of the Promissory Note or the Security Documents.

Except as provided in Section 3(c) hereof, this guaranty may not be terminated by Guarantor until such time as all Obligations, including any renewals or extensions thereof, have been paid in full and such payments of the Obligations have become final and are not subject to being refunded as a preference or fraudulent transfer under Bankruptcy Code or other applicable law.

3.   (a)   Notwithstanding Section 2, from and after the First Guaranty Reduction Date, Guarantor's liability shall (except as provided in paragraph (d) below) be limited to (i) fifty percent (50%) of the unpaid principal balance of the Loan at the time demand is made for payment (the "Guaranteed Principal Amount"); plus, (ii) accrued and unpaid interest calculated at the rate then in effect owing on the Guaranteed Principal Amount at the time an Event of Default occurs; plus, (iii) costs of collection of the sums described in clauses (i) and (ii) above, including reasonable attorneys' fees.

(b)   Notwithstanding Section 2, from and after the Second Guaranty Reduction Date, Guarantor's liability shall (except as provided in paragraph (d) below) be limited to (i) twenty-five percent (25%) of the unpaid principal balance of the Loan at the time demand is made for payment (the "Reduced Guaranteed Principal Amount"); plus, (ii) accrued and unpaid interest calculated at the rate then in effect owing on the Reduced Guaranteed Principal Amount at the time an Event of Default occurs; plus, (iii) costs of collection of the sums described in clauses (i) and (ii) above, including reasonable attorneys' fees.

(c)   Notwithstanding Section 2, from and after the Release Date, Guarantor shall (except as provided in paragraph (d) below) be released and discharged from all further liability hereunder.

(d)   Notwithstanding paragraphs (a), (b) and (c), Guarantor will not be released from liability for the following:

(i)   to the extent that the rents, issues, profits, and proceeds of the Project are received by Borrower while an Event of Default exists and are not applied to the Loan or the normal operating expense of the Project;

(ii)   to the extent that rents from the Project are collected for more than each current month in advance or to the extent payments in the nature of security for the performance of any lessee's obligations under any lease of all or a part of the Project are held by Borrower while an Event of Default exists, and are not delivered to Bank;

(iii)   to the extent that Bank may suffer any damages as a result of any material misrepresentation made in any of the Loan Documents or any application, certification or document executed by or on behalf of Borrower, Guarantor or any Guarantor Affiliate in connection with the Loan;

(iv)   to the extent that any condemnation proceeds, insurance proceeds or security deposits available from the Project shall be misapplied by Borrower;

(v)   to the extent that Bank may suffer damages as a result of any judgments, fines, charges, fees, expenses, damages, losses, liabilities, response costs and attorney's fees and expenses, actually incurred by Bank, arising out of the violation of any environmental law applicable to Borrower or the Project;

(vi)   for all court costs and reasonable attorneys' fees actually incurred by Bank and for which Borrower is responsible in the Loan Documents;

(vii)   to the extent that Bank may suffer any damages as a result of any failure to pay taxes or assessments prior to delinquency, or to pay charges for labor or materials or other charges which can create liens on the Project;

(viii)   to the extent of any material waste caused or permitted by Borrower, Guarantor or a Guarantor Affiliate to occur on, in or about the Project; and

(ix)   for any loss by fire or casualty arising by reason of Borrower's failure to carry insurance policies required by the Loan Documents.

4.   Guarantor represents and warrants to Bank and covenants that Guarantor has full power and unrestricted right to enter into this Agreement, to incur the obligations provided for herein, and to execute and deliver the same to Bank.

5.   Guarantor covenants and agrees that so long as the Obligations are outstanding, it will from time to time upon written request, furnish to Bank such information regarding its business, affairs and financial condition, in such detail as Bank may reasonably request. Without limitation upon the foregoing, Guarantor will provide to Bank:

(a)   as soon as available, and in any event within ninety (90) days after the end of each fiscal year of Guarantor, a balance sheet of Guarantor, as of the end of such fiscal year, and the related statements of revenues, expenses and changes in net worth for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, all prepared on a consolidated and consolidating basis, in accordance with generally accepted accounting principles, consistently applied, and reported on by Pricewaterhouse Coopers LLP or such other independent public accountants of nationally recognized standing acceptable to Bank;

(b)   as soon as available, and in any event within forty-five (45) days after the close of each fiscal quarter of Guarantor, a balance sheet of Guarantor, for such fiscal period, and the related statements of revenues, expenses and changes in net worth for such fiscal quarter, setting forth in each case in comparative form the figures for the previous fiscal year, all prepared on a consolidated and consolidating basis, in accordance with generally accepted accounting principles, consistently applied, prepared by Guarantor and certified by the chief financial officer of Guarantor; and

(c)   at such times that Guarantor's cash and liquid investments total less than $10,000,000, certifications accompanying its quarterly and annual financial statements which establish, to Bank's satisfaction, that the amount of undisbursed funds available to Guarantor, upon demand and without security, under its existing line(s) of credit with other lenders, equals not less than the difference between $10,000,000 and the cash and liquid investments then held by Guarantor.

6.   Guarantor expressly subordinates its right to payments of any indebtedness owing from Borrower to Guarantor, whether now existing or arising at any time in the future (including, but not limited to, rights to payment arising by virtue of any subrogation or indemnification upon payment by Guarantor of amounts due from Borrower to Bank), to the prior right of Bank to receive or require payment in full of the Obligations, until such time as the Obligations are fully paid (and including interest accruing on the Promissory Note after any petition under the Bankruptcy Code, which post-petition interest Guarantor agrees shall remain a claim that is prior and superior to any claim of Guarantor notwithstanding any contrary practice, custom or ruling in proceedings under the Bankruptcy Code generally) and such payments are final and not subject to refund or rescission under bankruptcy or other applicable law. Furthermore, upon the occurrence of an Event of Default, Guarantor agrees not to accept any payment or satisfaction of any kind of indebtedness of Borrower to Guarantor or any security for such indebtedness. If Guarantor should receive any such payment, satisfaction or security for any indebtedness of Borrower to Guarantor, Guarantor agrees to deliver the same promptly to Bank in the form received, endorsed, or assigned as may be appropriate for application on account of, or as security for, the Obligations and until so delivered, agrees to hold the same in trust for Bank.

7.   This Agreement shall be binding upon, and inure to the benefit of, Guarantor, Bank and their respective successors and assigns.

8.   The validity, interpretation, enforcement and effect of this Agreement shall be governed by, and construed according to the laws of, the State of Georgia.

9.   In the event that any provision hereof is deemed to be invalid by reason of the operation of any law or by reason of the interpretation placed thereon by any court, this Agreement shall be construed as not containing such provisions and the invalidity of such provisions shall not affect other provisions hereof which are otherwise lawful and valid and shall remain in full force and effect.

10.   Any notice or payment required hereunder or by reason of the application of any law shall be deemed to have been duly given if delivered in person or mailed by certified or registered mail, postage prepaid, return receipt requested, to the parties hereto at their respective addresses set forth below, or to such other address as either party hereto shall designate to the other in a written notice, given as herein provided:

If to Guarantor, to :

Associated Estates Realty Corporation
5025 Swetland Court
Richmond Heights, Ohio 44143
Attention: General Counsel

with a copy to:

Michael T. Fishman, Esq.
Mayer, Brown & Platt
190 South LaSalle Street
Chicago, Illinois 60603

If to Bank to:

SouthTrust Bank
Post Office Box 2554
Birmingham, Alabama 35290
Attention: Commercial Real Estate Department

with a copy to:

SouthTrust Bank
201 South Orange Avenue
Suite 1501
Orlando, Florida 32801
Attention: Mr. Richard W. McCarey, Group Vice President

      11.   The failure at any time or times hereafter to require strict performance by Guarantor of any of the provisions, warranties, terms and conditions contained herein or in any other agreement, document or instrument now or hereafter executed by Guarantor and delivered to Bank shall not waive, affect or diminish any right of Bank hereafter to demand strict compliance or performance therewith and with respect to any other provisions, warranties, terms and conditions contained in such agreements, documents and instruments, and any waiver of any Default shall not waive or affect any other Default, whether prior or subsequent thereto and whether of the same or a different type. None of the warranties, conditions, provisions and terms contained in this Agreement or in any agreement, document or instrument now or hereafter executed by Guarantor and delivered to Bank shall be deemed to have been waived by any act or knowledge of Bank, its agents, officers or employees, but only by an instrument in writing, signed by an officer of Bank, and directed to Guarantor specifying such waiver.

12.   Guarantor and Bank hereby waive any right to trial by jury on any claim, counterclaim, setoff, demand, action or cause of action (a) arising out of or in any way pertaining or relating to this Agreement or any other instrument, document or agreement executed or delivered in connection with this Agreement or the Obligations or (b) in any way connected with or pertaining or related to or incidental to any dealings of the parties hereto with respect to this Agreement or any other instrument, document or agreement executed or delivered in connection herewith or in connection with the transactions related thereto or contemplated thereby or the exercise of either party's rights and remedies thereunder, in all of the foregoing cases whether now existing or hereafter arising, and whether sounding in contract, tort or otherwise. Guarantor and Bank agree that either or both of them may file a copy of this paragraph with any court as written evidence of the knowing, voluntary and bargained agreement between the parties irrevocably to waive trial by jury, and that any dispute or controversy whatsoever between them shall instead be tried in a court of competent jurisdiction by a judge sitting without a jury.

13.   If, at any time or times hereafter, Bank employs counsel to advise or provide other representation with respect to this Agreement or any other agreement, document or instrument heretofore, now or hereafter executed by Guarantor and delivered to Bank with respect to Borrower or the Obligations or to commence, defend or intervene, file a petition, complaint, answer, motion or other pleadings or to take any other action in or with respect to any suit or proceeding relating to this Agreement or any other agreement, instrument or document heretofore, now or hereafter executed by Guarantor and delivered to Bank with respect to Borrower or the Obligations, then in any such event, all of the reasonable attorneys' fees arising from such services and any expenses, costs and charges relating thereto shall constitute additional obligations of Guarantor payable on demand.

14.   This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both oral and written, between Guarantor and Bank with respect to the subject matter hereof. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF, Guarantor has executed this instrument on the day and year first above written.

ASSOCIATED ESTATES REALTY CORPORATION, a Ohio corporation

BY: /s/ Martin A. Fishman
        Martin A. Fishman
        Vice President